UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Texas South Energy, Inc.
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(Name of Issuer)

Common Stock
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(Title of Class of Securities)

88269V102
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(CUSIP Number)

John B. Connally III
Three Riverway, Suite 1800
Houston, Texas 77056
Tel:  (713) 209-2950
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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 3, 2015
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(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[x] Rule 13d-1(c)

[  ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

 CUSIP No.: 88269V102

1.  Names of Reporting Person: John B Connally III

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [  ]
(b) [  ]

3. SEC Use Only.

4. Citizenship or Place of Organization: United States of America.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	Sole Voting Power.	41,150,000

	6.	Shared Voting Power.	0

	7.	Sole Dispositive Power.	41,150,000

	8.	Shared Dispositive Power.	0

9. Aggregate Amount Beneficially Owned by Each Reporting Person: 41,150,000

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares. [ ]

11. Percent of Class Represented by Amount in Row (9):  16.5%

12. Type of Reporting Person:  IN

Item 1.

(a) Name of Issuer:

Texas South Energy, Inc.. (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices:

3 Riverway, Ste. 1800, Houston, Texas 77056

Item 2.

(a) Name of Person Filing:

John B Connally III

(b) Address of Principal Business Office or, if none, Residence:

3 Riverway, Ste. 1800, Houston, Texas 77056

(c) Citizenship:

United States of America

(d) Title of Class of Securities:

This Statement relates to the common stock of the Issuer.

(e) CUSIP Number:

88269V102

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	❑	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	❑	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	❑	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	❑	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	❑	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	❑	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	❑	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	❑	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	❑	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Act of 1940 (15 U.S.C. 80a-3);
(j)	❑	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).
(k)		Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not applicable.

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:

41,150,000

(b) Percent of Class:

Mr. Connally is the beneficial owner of 41,500,000 shares of common stock.    The shares of Common Stock beneficially owned by Mr. Connally equal approximately 16.5% of the Issuer’s outstanding shares of common stock, based on 362,215,670 shares outstanding as of March 16, 2015, as reported in the Issuer’s quarterly report on Form 10-Q, filed with the SEC on March 16, 2015.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 41,150,000

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 41,150,000

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [_]

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification

 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ John B. Connally III
Name: John B. Connally III

Dated:  April 9, 2015